JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

23rd May 2006

06013991

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
- Amendments to the Bermuda Takeover Code

We enclose for your information a notification dated 23rd May 2006 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dlw 6/2

Regulatory Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Bermuda Takeover Code
Released	10:16 23-May-06
Number	4091D

AMENDMENTS TO THE BERMUDA TAKEOVER CODE FOR JARDINE MATHESON HOLDINGS LIMITED

The Bermuda Takeover Code (the "Bermuda Code") for Jardine Matheson Holdings Limited (the "Company"), as set out in The Jardine Matheson Holdings Limited Regulations 1993 (the "Regulations"), has been amended by the Bermuda Monetary Authority. The Bermuda Code is based on the UK City Code on Takeovers and Mergers (the "UK Code") and the amendments were made primarily to bring the Bermuda Code into line with certain amendments made to the UK Code.

A summary of the amendments is appended below and copies of the amendments are also available from the Bermuda Monetary Authority at 2nd Floor, 33-35 Reid Street, Hamilton, Bermuda; the Company Secretary of Jardine Matheson Holdings Limited at 4th Floor, 33-35 Reid Street, Hamilton, Bermuda; or from the Company's website www.jardines.com.

This announcement appears as a matter of record.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

23rd May 2006

www.jardines.com

Summary of the amendments made to The Jardine Matheson Holdings Limited Regulations 1993

Introduction

Jardine Matheson Holdings Limited (the "Company") is subject to individual regulations (the "Regulations") which set out the Bermuda Takeover Code (the "Bermuda Code"). Set out below is a summary of the more significant changes made to the Regulations to bring the Bermuda Code into line with certain amendments made to the UK City Code on Takeovers and Mergers (the "UK Code") during 2004.

Amendments to the Bermuda Code

1 "Put up or shut up" and no intention to bid statements

Since August 2004, the UK Code has provided a mechanism in accordance with which any company which is the subject of a possible offer may request a deadline for the potential offeror (provided its identity is in the public domain) to "put up or shut up". In other words, a potential offeror can be required, before the expiry of a period set at the discretion of the Panel on Takeovers and Mergers (the "Panel"), to announce either its firm intention to make an offer or that it has no intention of making an offer. In the latter case, the potential offeror will then be barred from taking any steps to promote an offer for a period of six months (see paragraph 3 below).

This mechanism is designed to relieve a company subject to a possible offer from a lengthy and damaging siege at the hands of a potential offeror without unduly disallowing target shareholders the chance to consider a firm offer. The potential target can request that a deadline be set at any point after the announcement of a possible offer, even if it is simultaneously pursuing discussions with the potential offeror. There is, however, no obligation on the potential target to request such a deadline if

the target's board is comfortable with any uncertainty to which the company may be subject.

In addition, the UK Code now makes clear that the "put up or shut up" provisions do not apply where the potential target company is already the subject of a competing offer.

The Regulations already provide a mechanism for the Company to request a clarificatory (i.e. a "put up or shut up") announcement[1] and it is necessary only to adapt the Regulations to reflect certain aspects of the amended UK Code. The principal adaptation is the amendment to the Regulations that allows the Company to set aside any previous request for a clarificatory announcement at any time prior to the potential offeror making the announcement (i.e. up to six weeks after the Company's request). Thus, if the Company is happy to continue in talks with a potential offeror (notwithstanding its previous request for a deadline for a clarificatory announcement), then the Company may suspend an impending deadline for an announcement to allow this. If those further talks prove fruitless, however, then the Company may also instigate the re-imposition of the deadline at its discretion.

2 Possible offer announcements

The UK Code has been amended so as to set out conditions in respect of the announcement by a potential offeror of the terms of any possible offer. It was decided that the UK Code should encourage the disclosure of as much information as possible, subject to the requirement that the market should be able to rely on that information. Accordingly, subject to first consulting with the Panel, a potential offeror may make a statement about the terms of its possible offer provided that:

- the potential offeror will generally be bound by that statement unless it clearly reserved the right not to be so bound;

- where the potential offeror indicates the possible price at which an offer might be made, the potential offeror may not generally offer a lower amount (unless an event occurs which was specified as one which would enable the price to be set aside);

- these restrictions will normally apply until three months after the end of the offer period;

- any concert party will generally also be bound by the statement of the potential offeror.

If a potential target company (rather than the potential offeror) announces any of the possible terms, then the target will be obliged to explain whether or not the announcement is made with the consent of the potential offeror. If it is, then the potential offeror will be bound by the statement as if it had itself made the statement.

The changes to the UK Code have been incorporated into the Regulations, with certain amendments to cater for the absence of the discretion of the Panel. In particular, the Regulations have specified that any reservations attached to statements by potential offerors must be outside the control of the potential offeror and capable of objective determination.

3 Statements of intention not to make an offer – possible offers

In tandem with the introduction of the new "put up or shut up" provisions, and to ensure the effectiveness of a no intention to bid statement, the UK Code was amended so as to specify the restrictions which will apply to a potential offeror and any concert party (unless the concert party's continued contemplation of an offer is announced simultaneously) for the six months after it announces that it does not have any intention of making an offer. These new "down tools" requirements are designed to restrict a potential offeror from publicly promoting a possible offer or making any statements or taking any action which might engender speculation about its/their intentions towards the target company during the lock-out period.

A no intention to bid statement may include reservations which, if the matters so reserved come to pass, will allow the maker of the statement to set the statement aside. The UK Code distinguishes the reservations permitted to a person who voluntarily makes a no intention to bid statement from those permitted to a person who has a deadline imposed on them by the Panel. In the latter case, the maker of the statement will generally only be able to set that statement aside with the agreement of the target company's board or if the target comes into play through the intervention of a third party (e.g. it

becomes subject to an offer from a third party or announces a reverse takeover).

The UK Code permits a person making a voluntary no intention to bid statement to include a wider range of reservations. However, the Panel must be consulted and will judge those reservations on the facts and will not allow reservations relating to specific events where their fulfilment is subject to the subjective judgement of the potential offeror alone.

The sanction for any breach of these provisions of the UK Code is an extension of the lock-out period at the discretion of the Panel. The UK Code also notes that parties should be wary of the implications of discussing possible offers with the media as the Panel will consider the reporting of any announcement as well as the announcement itself.

These new provisions of the UK Code have been incorporated into the Regulations, with certain amendments to allow for the absence of the Panel's discretion. In particular, changes have been made to the Regulations to :

- enable any person making a "voluntary" no intention to bid statement to specify the events to which its statement is subject, provided that those events are not within the control of that person and are capable of objective determination;

- enable any person making a no intention to bid statement to set that statement aside if to do so in all the circumstances would not result in the Company or the market having been misled;

- include an express permission for the potential offeror to approach the board of the Company within the "down tools" period (once only) to establish whether the board will agree to those restrictions being set aside;

- make the sanction for a breach of this Regulation a mandatory six-month extension of the "down tools" period; and

- exclude guidance on dealings with the media (as this is cautionary only).

4 Statements of intention not to make an offer – offers withdrawn or lapsed

Prior to these amendments, the UK Code (and, accordingly, the Regulations) had already prevented an offeror which made a firm bid but which then withdrew that bid or allowed it to lapse, from re-bidding for a 12-month period. The UK Code now sets out these restrictions in the expanded and more specific terms which apply to potential offerors making no intention to bid announcements. Certain of these expanded restrictions will not, however, normally apply to an offeror whose offer lapses on account of a reference to a relevant anti-trust authority or on account of the lack of another material regulatory decision and where the offeror continues to seek the necessary clearance or decision.

These new provisions have been incorporated into the Regulations with appropriate amendments.

1 *The Company is able to request a clarificatory announcement once the Company has been subject to a potential offer for at least eight weeks. After the request has been served on the potential offeror (this could take up to two weeks), a potential offeror has four weeks to announce either its firm intention to make an offer or that it has no intention to make an offer. In the latter case, and absent any changes in circumstance, the potential offeror will be held to its announcement for a period of six months.*

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